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SECURITII [redacted] SSION

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RECEIVED MAR 10 2003 155 WASH, D.C. SEC MAIL PROCESSING SECTION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8- 43977

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARKWAY CAPITAL CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 ROUTE 33 EAST, SUITE 203

(No. and Street)

MANALAPAN NJ 07726

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT FRANZBLAU (732) 303 8038

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HAYS & COMPANY LLP

(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE, 10TH FLOOR, NEW YORK NY 10022

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, SCOTT FRANZBLAU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARKWAY CAPITAL CORPORATION, as of 12/31/2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Bushra Toutounchi
Notary Public
Commission Expires Aug 13 2004

3/7/2003

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PARKWAY CAPITAL CORPORATION

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002 AND 2001

# PARKWAY CAPITAL CORPORATION

## FINANCIAL STATEMENTS
## AND
## SUPPLEMENTARY INFORMATION

## YEARS ENDED DECEMBER 31, 2002 AND 2001

## CONTENTS

**Hays & Company LLP**

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Parkway Capital Corporation as of December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkway Capital Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 1, 2003
New York, New York

PARKWAY CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

| | December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **ASSETS** | | |
| Cash and cash equivalents | $ 402,744 | $ 312,742 |
| Prepaid expenses | 1,311 | 8,593 |
| Loans and advances | 491 | 4,000 |
| Securities, at fair value (cost $3,300) | 3,300 | 3,300 |
| Property and equipment, net of accumulated depreciation of $17,302 and $13,642 | 12,309 | 15,969 |
| Security deposits and other assets | 2,542 | 2,542 |
| | $ 422,697 | $ 347,146 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses | $ 32,521 | $ 10,948 |
| Commitments and contingencies (Notes 3, 4 and 5) | | |
| **Stockholder's equity** | 390,176 | 336,198 |
| | $ 422,697 | $ 347,146 |

The accompanying notes are an integral part of these financial statements.

## PARKWAY CAPITAL CORPORATION

## STATEMENTS OF INCOME

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **Revenue** | | |
| Fee income | $ 968,543 | $ 825,519 |
| Interest income | 8,136 | 14,610 |
| | 976,679 | 840,129 |
| **Expenses** | | |
| Salaries and related costs | 608,769 | 492,512 |
| Travel and promotion | 59,630 | 39,134 |
| Office expenses | 24,544 | 18,832 |
| Professional fees | 15,462 | 25,192 |
| Occupancy costs | 12,423 | 9,379 |
| Miscellaneous | 11,435 | 7,414 |
| Depreciation | 3,660 | 3,673 |
| Bank charges and fees | 2,115 | 2,154 |
| Dues and subscriptions | 1,619 | 657 |
| Fees and assessments | 1,396 | 1,155 |
| Outside services | - | 17,389 |
| | 741,053 | 617,491 |
| **Income before provision for income taxes** | 235,626 | 222,638 |
| Provision for income taxes | 1,648 | 4,859 |
| **Net income** | $ 233,978 | $ 217,779 |

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2002

| | Common stock [1] | Additional paid-in capital | Retained earnings | Total |
|---|---|---|---|---|
| **Balance, January 1, 2001** | $ 100 | $ 99,900 | $ 193,419 | $ 293,419 |
| Net income, year ended December 31, 2001 | - | - | 217,779 | $ 217,779 |
| Dividends paid | - | - | (175,000) | (175,000) |
| **Balance, December 31, 2001** | 100 | 99,900 | 236,198 | 336,198 |
| Net income, year ended December 31, 2002 | - | - | 233,978 | 233,978 |
| Dividends paid | - | - | (180,000) | (180,000) |
| **Balance, December 31, 2002** | $ 100 | $ 99,900 | $ 290,176 | $ 390,176 |

[1] Par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

## PARKWAY CAPITAL CORPORATION

## STATEMENTS OF CASH FLOWS

| | Year ended December 31, | |
|---|---|---|
| | 2002 | 2001 |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | |
| **Cash flows from operating activities** | | |
| Fee income received | $ 968,543 | $ 848,519 |
| Payments made for salaries | (550,141) | (453,761) |
| Operating expenses paid | (157,197) | (169,640) |
| Income taxes paid | (2,848) | (6,199) |
| Interest received | 8,136 | 14,610 |
| Net cash provided by operating activities | 266,493 | 233,529 |
| **Cash flows from investing activities** | | |
| Cash paid for property and equipment | - | (13,241) |
| Loans and advances | 3,509 | (4,000) |
| Security deposits paid | - | (1,402) |
| Net cash provided by (used in) investing activities | 3,509 | (18,643) |
| **Cash flows from financing activities** | | |
| Dividends paid | (180,000) | (175,000) |
| Net increase in cash and cash equivalents | 90,002 | 39,886 |
| Cash and cash equivalents, begining of year | 312,742 | 272,856 |
| Cash and cash equivalents, end of year | $ 402,744 | $ 312,742 |
| **RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES** | | |
| **Net income** | $ 233,978 | $ 217,779 |
| **Adjustments to reconcile net income to net cash provided by operating activities** | | |
| Depreciation | 3,660 | 3,673 |
| **Changes in assets and liabilities** | | |
| Accounts receivable | - | 23,000 |
| Prepaid expenses | 7,282 | (8,593) |
| Accrued expenses | 21,573 | (2,330) |
| **Net cash provided by operating activities** | $ 266,493 | $ 233,529 |

The accompanying notes are an integral part of these financial statements.

PARKWAY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

## 1 The Company

Parkway Capital Corporation (the "Company") was incorporated under the laws of the State of Delaware on June 21, 1991 and commenced operations in August 1991. During 1991, the Securities and Exchange Commission authorized the Company to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company carries no customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The principal business activity of the Company is to act as a fully disclosed placement agent for the private placement of limited partnerships and/or sale of registered limited partnerships. From time to time, the Company also earns commissions from the sale of listed and NASDAQ equity securities on an agency basis with institutional customers only. The Company's business operates principally in the United States from its office located in Manalapan, New Jersey.

## 2 Significant accounting policies

### Revenue recognition

The Company's placement agent and other fees are recognized when earned and no longer subject to renegotiation or refund.

### Cash and cash equivalents

For purposes of reporting cash flows, cash includes bank deposits due on demand and money market funds, which invest in U.S. government and other securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

### Loans and advances

As of December 31, 2002 and 2001, the Company had outstanding advances of $491 and $4,000, respectively, to one of its employees. The advances are non-interest bearing and payable on demand.

### Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

### Property and equipment

Property and equipment, which consists principally of computer equipment and office furniture, is stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging from five to seven years.

## 2 Significant accounting policies (continued)

### Income taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company has also elected to be taxed as an S Corporation for New Jersey income tax purposes. This election is similar to the election made under the Internal Revenue Code in that the stockholders are generally taxed on their proportionate share of the Company's New Jersey taxable income. However, the Company is subject to a reduced corporate tax rate of approximately 1% of its New Jersey taxable income for 2002 and 2001.

The Company has elected the cash basis of accounting for Federal and state income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

## 3 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2002, the Company had net capital of $362,157, which was $357,157 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .09:1.

## 4 Commitments and contingencies

### Pension plan

The Company maintains a defined contribution profit sharing pension plan on behalf of all of its employees. The Company makes discretionary contributions to the plan based on a percentage of all eligible employees' qualified compensation. The percentage is determined on an annual basis. The Company has elected to contribute $40,000 and $25,500 to the plan for the years ended December 31, 2002 and 2001, respectively.

### Office lease

The Company occupies office space under a lease which expires in July 2004. Under the terms of the lease agreement, the Company is required to pay monthly rentals of $1,035.

## 5 Concentrations

During 2002, the Company had two major customers, which accounted for approximately 52% and 22% of the Company's fee income, respectively. During 2001, the Company had one major customer, which accounted for approximately 61% of the Company's fee income.

**Hays & Company LLP**

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of Parkway Capital Corporation as of and for the year ended December 31, 2002, and have issued our report thereon dated February 1, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 1, 2003
New York, New York

PARKWAY CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity | | $ 390,176 |
| **Less nonallowable assets** | | |
| Prepaid expenses | 1,311 | |
| Loans and advances | 491 | |
| Securities, at fair value | 3,300 | |
| Property and equipment, net | 12,309 | |
| Security deposits and other assets | 2,542 | |
| | | 19,953 |
| Total net capital before haircuts | | 370,223 |
| **Less haircuts on securities** | | |
| Other securities | | 8,066 |
| **Net capital** | | $ 362,157 |
| Minimum net capital required | | $ 5,000 |
| Excess net capital | | $ 357,157 |
| Excess net capital at 1,000% | | $ 358,905 |
| **AGGREGATE INDEBTEDNESS** | | |
| Total aggregate indebtedness | | $ 32,521 |
| Ratio of aggregate indebtedness to net capital | | .09:1 |

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report.

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral part of these financial statements.

**Hays & Company LLP**

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

In planning and performing our audit of the financial statements and supplementary information of Parkway Capital Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

**Hays & Company LLP**

Board of Directors and Stockholders
Parkway Capital Corporation

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 1, 2003
New York, New York